                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  1       )*
                                          ---------

                                 Vencor, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.25 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  92 260 R 102
           --------------------------------------------------------
                                 (CUSIP Number)

              Scott M. Brown, Esq., Tenet Healthcare Corporation 3820 State Street, Santa Barbara, CA 93105 805/563-7106
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 27, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 17 Pages

CUSIP No. 92 260 R 10 2                 13D               Page  2  of  17 Pages
          -------------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Tenet Healthcare Corporation, 95-2557091
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)           /X/
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Nevada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                       0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                          0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                          0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                          0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                0
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 92 260 R 10 2                 13D               Page  3  of  17 Pages
          -------------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     NME Properties Corp., 62-0725891
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Tennessee
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                       0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                          0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                          0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                          0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                0
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 92 260 R 10 2                 13D               Page  4  of  17 Pages
          -------------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     NME Property Holding Co., Inc., 91-1172506
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                       0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                          0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                          0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                          0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                0
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 92 260 R 10 2                 13D               Page  5  of  17 Pages
          -------------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     NME Properties, Inc., 91-0628039
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                       0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                          0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                          0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                          0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                0
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

          This Statement on Amendment No. 1 to Schedule 13D (the "Schedule 13D-A1") relates to shares of common stock, par value $.25 per share (the "Common Stock") of Vencor, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202.

          The information set forth in the Exhibits hereto is expressly incorporated herein by reference and the responses to each item of this Schedule 13D-A1 are qualified in their entirety by the provisions of such exhibits.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D-A1 is being filed by Tenet Healthcare Corporation, a Nevada corporation ("Tenet"); NME Properties Corp., a Tennessee corporation ("PropCorp"); NME Property Holding Co., Inc., a Delaware corporation ("PropHold"); and NME Properties, Inc., a Delaware corporation ("PropInc") (collectively, the "Reporting Persons").

          The principal business of Tenet is the operation of general hospitals. The principal business of PropCorp is the ownership and management of investments in the healthcare industry. Tenet owns all of the outstanding stock of PropCorp. The principal business of each of PropHold and PropInc is the ownership and management of investments in the healthcare industry. PropCorp owns all of the outstanding stock of PropInc and PropHold.

          The address of the principal business and the principal office of each of Tenet, PropCorp, PropHold and PropInc is 3820 State Street, Santa Barbara, CA 93105.

          The name, business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which each such employment is conducted, of each executive officer and director of Tenet, PropCorp, PropHold and PropInc are set forth on Schedules A, B, C, and D, respectively, attached hereto.

          Except as set forth in the following two paragraphs, during the past five (5) years, Tenet has not (a) been convicted in a criminal proceeding, or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                          Page 6 of 17 pages

          Various government agencies have conducted investigations concerning whether Tenet and certain of its subsidiaries engaged in improper practices. As a result of negotiations between Tenet and the Civil and Criminal Divisions of the Department of Justice ("DOJ") and the Department of Health and Human Services ("HHS"), Tenet entered into various agreements on June 29, 1994, which brought to a close all open healthcare investigations of Tenet, its subsidiaries and its facilities by the federal government and its agencies. As a result of those agreements, on July 12, 1994, the United States District Court for the District of Columbia accepted a plea by a subsidiary operating Tenet's psychiatric hospitals for violations relating to the payment of remuneration to induce referrals and a conspiracy to make such payments. In addition, Tenet agreed to pay $362.7 million to the federal government. The Court also accepted a plea agreement relating to a single general hospital and activities that occurred while an individual convicted of defrauding the hospital was its chief executive, pursuant to which another subsidiary pleaded guilty to making illegal payments concerning programs receiving federal funds.

          On July 12, 1994, Tenet, without admitting or denying liability, consented to the entry, by the United States District Court for the District of Columbia, of a civil injunctive order in response to a complaint by the Securities and Exchange Commission. The complaint alleged that Tenet failed to comply with anti-fraud and recordkeeping requirements of the federal securities laws concerning the manner in which Tenet recorded the revenues from the activities that were the subject of the federal government settlement relating to the psychiatric operations referred to above. In the order, Tenet is directed to comply with such requirements of the federal securities laws. In October 1994, Tenet also agreed with 26 states and the District of Columbia to pay an additional $16.3 million to settle potential claims arising from matters involved in the federal investigations. The 26 states and the District of Columbia are all of the areas in which Tenet's subsidiaries operated psychiatric facilities.

          One component of Tenet's settlement with the federal agencies is the adoption of a corporate compliance program under which Tenet agreed, among other things, to: complete the disposition of its psychiatric division facilities (with the exception of four campus psychiatric facilities) no later than November 30, 1995; not own or operate other psychiatric facilities (defined for the purposes of the agreement to include residential treatment centers and substance abuse facilities) for five years from the date of completion of the disposition of its psychiatric facilities; and divest any psychiatric facilities acquired incidental to a corporate transaction within 180 days of such acquisition. In addition, Tenet has agreed to implement certain oversight procedures and to continue its ethics training program and ethics telephone hotline. Should the oversight procedures or hotline reveal, after investigation by Tenet, credible evidence of violations of criminal, or potential material violations of civil, laws, rules or regulations concerning federally funded programs, Tenet is required to report any such violation to the DOJ and HHS.


                          Page 7 of 17 pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          N/A

ITEM 4.   PURPOSE OF TRANSACTION

          On May 1, 1998, Vencor, Inc., a Delaware corporation (the "Old Vencor"), allocated to the Company, its wholly-owned subsidiary, certain of its assets and liabilities relating to its historical operations in a reorganization (the "Reorganization"). Concurrently, Old Vencor changed its name to Ventas, Inc. Under the terms of the Agreement and Plan of Reorganization (the "Reorganization Plan") between Old Vencor and the Company, Old Vencor distributed as a dividend to the holders of its Common Stock all of the outstanding shares of the Company on the basis of one share of Company Common Stock for each share of Old Vencor Common Stock. Immediately prior to May 1, 1998, Tenet was the beneficial owner of 8,301,067 shares of Common Stock of Old Vencor. As a result of the foregoing reorganization, effective May 1, 1998, Tenet became the beneficial owner of 8,301,067 shares of Common Stock of the Company.

          Old Vencor has operated as one of the largest providers of long-term healthcare services in the United States. Old Vencor's Board of Directors determined that the separation of Old Vencor's assets and liabilities relating to the operation of its historical business from Old Vencor, and Old Vencor's ongoing operation as a self-administered, self managed realty company (and as a REIT upon election of REIT status on January 1, 1999) (the "Reorganization") would benefit Old Vencor's stockholders. The stockholders approved the Reorganization at Old Vencor's Annual Meeting on April 27, 1998.

          In January, 1996, Tenet issued its 6% Exchangeable Subordinated
Notes due 2005 (the "Notes"), which are exchangeable into its shares of Ventas, Inc. Those shares are held by an escrow agent. The escrow agent also held Tenet's shares of the Company pursuant to the terms of an escrow agreement. The indenture underlying the Notes (the "Indenture") requires Tenet to retain the Ventas shares. It also directs the escrow agent to sell the Company shares for cash and hold the cash in escrow for delivery upon exchange of the Notes.

          Effective May 27, 1998, Tenet completed the sale of its 8,301,067 shares of Common Stock of the Company, generating average net proceeds of $9.2275 per share, having sold such shares in accordance with the terms of the Indenture and in compliance with the volume and other restrictions of Rule 144 of the Securities Act of 1933.

                          Page 8 of 17 pages

          Except as described in this Item 4, Tenet has no present specific plans or proposals that relate to or would result in any of the following: (1) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors of to fill any existing vacancies on the board of directors; (5) any material change in the present capitalization or dividend policy of the Company; (6) any other material change in the Company's business or corporate structure; (7) changes in the Company's Certificate of Incorporation, Bylaws or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(9) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (10) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          None of Tenet, PropInc, PropHold or PropCorp beneficially own any shares of Common Stock of the Company.

          During the 60 days preceding the filing of this Schedule 13D, the reporting parties effected the following transactions in the Common Stock of the Company, using the services of a registered broker-dealer.

Sales of Company Common Stock by PropInc:
----------------------------------------


DATE              SHARES SOLD        PRICE
05/18/1998            1,600         11.8125

05/19/1998           50,000          11.875
                    100,000          11.875
                      6,600              12
                     10,000         11.9375
                     10,000         11.9375

05/20/1998            7,400              12
                     35,000          11.875
                      3,100          11.875
                      8,400         11.6875
                      4,500         11.5625
                      5,000            11.5
                      4,700         11.4375
                    165,000              11
                     40,000          11.125
                     16,900          11.125
                      1,000           11.25
                     20,000         11.1875
                     79,000         11.1875

05/21/1998            3,500         11.1875
                      8,000          11.125
                      5,900         11.0625
                      1,500         11.0625
                      1,000          11.125
                        500              11
                      6,600          11.125
                      5,900         11.0625
                      3,000          11.125
                      4,100              11
                     10,000         11.0625
                     15,088         10.9375
                     21,400         10.9375
                     10,000         10.9375

05/22/1998            3,000           10.75
                      2,000         10.6875
                      5,000          10.625

05/26/1998          100,000              10
                    150,000              10
                     50,096           9.875
                     79,400           9.875
                    107,000          9.9375
                     50,000              10
                     23,000          10.125
                     20,000            9.75
                      1,000           9.875
                     15,000          9.6875
                     50,000           9.625
                      2,500           9.625
                      5,000          10.125
                      1,000          9.6875
                     10,000           9.625
                    215,500             9.5

05/27/1998        1,136,696               9


Sales of Company Common Stock by PropHold:
------------------------------------------

05/27/1998        5,610,187               9


          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities identified in this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the offering of the Notes by Tenet, Tenet, PropInc and PropHold entered into the Escrow Agreement among each of them and The Bank of New York (the "Bank") whereby all of the PropInc Shares and PropHold Shares were placed in escrow with the Bank along with executed blank assignment forms. This escrow arrangement was contemplated by the terms of the Indenture, dated as of January 10, 1996, between Tenet and the Bank, as trustee, relating to the Notes and the exchange rights associated with such Notes.

          Prior to the Reorganization, the Notes were exchangeable at the option of the holder for shares of Old Vencor Common Stock, at any time on or after November 6, 1997, and prior to maturity, unless previously redeemed, at an exchange rate of 25.9403 shares of Old Vencor Common Stock per $1,000 principal amount of Notes, which was equivalent to an exchange price of $38.55 per Old Vencor share, subject to adjustment in certain events and subject to Tenet's right to pay an amount in cash equal to the market price of Old Vencor Common Stock for which such Notes are exchangeable in lieu of delivery of such shares. Following the sale of all of Tenet's shares of Company Common Stock, each $1,000 principal amount of Notes is exchangeable into 25.9403 shares of Ventas, Inc. Common Stock and $239.36 in cash, a cash amount equal to the average net proceeds ($9.2275 per share) from the sale of the Company Common Stock multiplied by 25.9403 shares.

                          Page 9 of 17 pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Joint Filing Agreement

Exhibit 2 Press Release of Tenet dated May 27, 1998 entitled "Tenet Healthcare Completes Sale of Vencor Shares; Clarifies Terms of 6% Exchangeable Subordinated Notes Due 2005"






                          Page 10 of 17 pages

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 1998

                                          TENET HEALTHCARE CORPORATION



                                          By: /s/ SCOTT M. BROWN
                                             -------------------------------
                                             Scott M. Brown
                                             Senior Vice President and Secretary



                          Page 11 of 17 pages

                                                                  SCHEDULE A

                           Executive Officers and Directors
                                          of
                             Tenet Healthcare Corporation

     The names of the Directors and the names and titles of the Executive Officers of Tenet Healthcare Corporation ("Tenet") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of Tenet at 3820 State Street, Santa Barbara, California 93105, each occupation set forth opposite an individual's name refers to Tenet and each individual is a United States citizen.

                                   Present Principal
Name, Business Address             Occupation
-----------------------            ----------------------------------
Jeffrey C. Barbakow*               Chairman of the Board and Chief
                                     Executive Officer

Michael H. Focht, Sr.*             President and Chief Operating
                                     Officer

Trevor Fetter                      Executive Vice President and
                                     Chief Financial Officer

Scott M. Brown                     Senior Vice President, General
                                     Counsel and Secretary

Raymond L. Mathiasen               Senior Vice President and Chief
                                     Financial Officer

Bernice B. Bratter*                President, Los Angeles Women's
6030 Wilshire Boulevard              Foundation
Suite 3093
Los Angeles, CA 90036

Sanford Cloud Jr.                 President & CEO,
The National Conference              The National Conference
71 Fifth Avenue                      for Community and Justice
New York, N.Y. 10003

Maurice J. DeWald*                 Chairman, Verity Financial Group, Inc.
19200 Von Karman Avenue
Suite 400
Irving, CA 92715-1541

Edward Egbert, M.D.*               Retired Physician


                          Page 12 of 17 pages


Raymond A. Hay*                    Chairman, Aberdeen Associates
P. O. Box 190303
Dallas, TX 75219-0303

Lester B. Korn*                    Chairman, Korn Tuttle Capital Group
1800 Century Park East
Suite 210
Los Angeles, CA 90067-1503

Richard S. Schweiker*              Retired President, American Council
                                     of Life Insurance


------------------
* Director



                          Page 13 of 17 pages

                                                                      SCHEDULE B


                           Executive Officers and Directors
                                          of
                                 NME Properties Corp.

     The names of the Directors and the names and titles of the Executive Officers of NME Properties Corp., a Tennessee corporation, and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of NME Properties Corp. at 3820 State Street, Santa Barbara, California 93105, each occupation set forth opposite an individual's name refers to NME Properties Corp. and each individual is a United States citizen.

                                        Present Principal
Name, Business Address                  Occupation
-----------------------                 ---------------------------------
Michael H. Focht, Sr.                   President; President of Tenet
                                          Healthcare Corporation ("Tenet")

Terence P. McMullen                     Vice President and Treasurer;
                                          Vice President and Treasurer
                                          of Tenet

Scott M. Brown*                         Senior Vice President and Secretary;
                                          Senior Vice President,
                                          General Counsel and
                                          Secretary of Tenet


-------------------
* Director


                          Page 14 of 17 pages

                                                                    SCHEDULE C


                           Executive Officers and Directors
                                          of
                            NME Property Holding Co., Inc.

     The names of the Directors and the names and titles of the Executive Officers of NME Property Holding Co., Inc. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of NME Property Holding Co., Inc. at 3820 State Street, Santa Barbara, California 93105, each occupation set forth opposite an individual's name refers to NME Property Holding Co., Inc. and each individual is a United States citizen.

                                         Present Principal
Name, Business Address                   Occupation
------------------------                 ----------------------------------
Michael H. Focht, Sr.                    President; President of Tenet
                                           Healthcare Corporation ("Tenet")

Terence P. McMullen                      Vice President and Treasurer;
                                           Vice President and Treasurer
                                           of Tenet

Scott M. Brown*                          Senior Vice President and Secretary;
                                           Senior Vice President,
                                           General Counsel and
                                           Secretary of Tenet


--------------------
* Director


                          Page 15 of 17 pages

                                                                    SCHEDULE D


                           Executive Officers and Directors
                                          of
                                 NME Properties, Inc.

     The names of the Directors and the names and titles of the Executive Officers of NME Properties, Inc. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of NME Properties, Inc. at 3820 State Street, Santa Barbara, California 93105, each occupation set forth opposite an individual's name refers to NME Properties, Inc. and each individual is a United States citizen.

                                            Present Principal
Name, Business Address                      Occupation
-------------------------                   -------------------------------
Michael H. Focht, Sr.                       President; President of Tenet
                                              Healthcare Corporation ("Tenet")

Terence P. McMullen                         Vice President and Treasurer;
                                              Vice President and Treasurer
                                              of Tenet

Scott M. Brown*                             Senior Vice President and Secretary;
                                              Senior Vice President,
                                              General Counsel and
                                              Secretary of Tenet


--------------------
* Director


                          Page 16 of 17 pages

                                    EXHIBIT INDEX



Exhibit 1      Joint Filing Agreement

Exhibit 2 Press Release of Tenet dated May 27, 1998 entitled "Tenet Healthcare Completes Sale of Vencor Shares; Clarifies Terms of 6% Exchangeable Subordinated Notes Due 2005"





                          Page 17 of 17 pages